                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

X        Annual report pursuant to Section 15(d) of the Securities
-        Exchange Act of 1934 (Fee Required)

         For the fiscal year ended:  June 30, 1996

                                       OR

         Transition report pursuant to Section 15(d) of the Securities Exchange
-        Act of 1934 (No Fee Required)


         For the transition period from:

         Commission file number 0-5888

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                             Waxman Industries, Inc.
                    Profit Sharing and 401(K) Retirement Plan

B. Name of issuer of the Securities held pursuant to the Plan and the address of its principal executive office:

                             Waxman Industries, Inc.
                                24460 Aurora Road
                           Bedford Heights, Ohio 44146

                             WAXMAN INDUSTRIES, INC.
                    PROFIT SHARING AND 401(K) RETIREMENT PLAN



                              FINANCIAL STATEMENTS
                       AS OF JUNE 30, 1996, 1995 AND 1994
                             TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Waxman Industries, Inc.:


We have audited the accompanying statements of participants' equity, including the schedule of assets held for investment purposes, of the Waxman Industries, Inc. Profit Sharing and 401(K) Retirement Plan (the Plan) as of June 30, 1996 and 1995, and the related statements of changes in participants' equity for each of the three years in the period ended June 30, 1996. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the participants' equity of the Plan as of June 30, 1996 and 1995, and the changes in participants' equity for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of changes in participants' equity is presented for purposes of additional analysis rather than to present the changes in participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 2, information certified by the trustee and presented in the schedules of assets held for investment purposes and reportable transactions does not disclose the historical cost of the investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for

Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




/s/ Arthur Andersen LLP.

Cleveland, Ohio,
December 13, 1996.

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                                      INDEX

                          JUNE 30, 1996, 1995, AND 1994





Statements of Participants' Equity as of June 30, 1996 and 1995

Statements of Changes in Participants' Equity for the Years Ended
  June 30, 1996, 1995 and 1994

Notes to Financial Statements

Consent of Arthur Andersen LLP. - Item 23

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of June 30, 1996

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended June 30, 1996

                            WAXMAN INDUSTRIES , INC.
                    PROFIT SHARING AND 401(K) RETIREMENT PLAN
                       STATEMENTS OF PARTICIPANTS' EQUITY
                             JUNE 30, 1996 AND 1995

                                                                                  June 30, 1996          June 30, 1995
                                                                                  -------------          -------------
          INVESTMENTS, at market value:
          Waxman Industries, Inc. common stock                                      $1,412,700              $405,946

          CIGNA funds:
            Fidelity Contrafund                                                        111,018                63,649
            Fidelity Income & Growth Fund                                              100,060                63,900
            Guaranteed CIGNA fund                                                      526,730               409,478
            INVESCO Industrial Fund                                                     23,177                13,110
            Lifetime 20 Fund                                                            46,824                27,801
            Lifetime 30 Fund                                                           130,001                86,786
            Lifetime 40 Fund                                                           173,182               104,848
            Lifetime 50 Fund                                                           140,283                88,753
            Lifetime 60 Fund                                                             7,744                10,998
            20th Century Ultra Fund                                                     85,603                43,948
            Warburg Pincus Growth & Income Fund                                        111,730                91,869
            Warburg Pincus International Equity Fund                                   120,263                87,136
            Cash Account                                                                42,955                --

          Participant Loans                                                              5,369                --

                                                                                    ==========            ==========
          Participants' Equity                                                      $3,037,639            $1,498,222
                                                                                    ==========            ==========


The accompanying notes to financial statements are an integral part of these statements.

                             WAXMAN INDUSTRIES, INC.
                             -----------------------
                    PROFIT SHARING AND 401(K) RETIREMENT PLAN
                    -----------------------------------------
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                  --------------------------------------------
                        FOR THE YEAR ENDED JUNE 30, 1996
                        --------------------------------

                                    WAXMAN
                                INDUSTRIES, INC.                FIDELITY                     INVESCO
                                  COMMON STOCK     FIDELITY     INCOME &      GUARANTEED    INDUSTRIAL     LIFETIME       LIFETIME
                                      FUND        CONTRAFUND   GROWTH FUND    CIGNA FUND       FUND        20 FUND        30 FUND
                                 --------------  ------------  -----------   ------------  ------------  -----------   ------------
INCREASES:
   CONTRIBUTIONS-
      WAXMAN INDUSTRIES, INC       $      917    $    1,050    $    1,132     $    5,440    $      318    $      589     $    1,577
      PARTICIPANTS                     24,423        37,673        43,621        161,965         8,574        16,967         48,881
  LOAN REPAYMENT-
      PRINCIPAL                          --              72            72             12            68         --                21
      INTEREST INCOME                    --               9             8              6             7         --                10
   MARKET VALUE CHANGES OF
      INVESTMENTS                   1,054,946        16,887         3,147         26,477         2,658         6,608         18,107
                                   ----------    ----------    ----------     ----------    ----------    ----------     ----------

         TOTAL INCREASES            1,080,286        55,691        47,980        193,900        11,625        24,164         68,596
                                   ----------    ----------    ----------     ----------    ----------    ----------     ----------

DECREASES:
   DISTRIBUTIONS TO FORMER
     PARTICIPANTS                      70,841        13,904         5,858         77,946         1,697         4,414         25,388
   TRANSACTION COSTS                    3,442            21           180          1,270            17           440            659
   LOANS TO PARTICIPANTS                 --             260           682          1,834           211         --               191

                                   ----------    ----------    ----------     ----------    ----------    ----------     ----------

         TOTAL DECREASES               74,283        14,185         6,720         81,050         1,925         4,854         26,238
                                   ----------    ----------    ----------     ----------    ----------    ----------     ----------

TRANSFERS BETWEEN FUNDS                   751         5,863        (5,100)         4,402           367          (287)           857
                                   ----------    ----------    ----------     ----------    ----------    ----------     ----------


NET INCREASE (DECREASE)             1,006,754        47,369        36,160        117,252        10,067        19,023         43,215

PARTICIPANTS' EQUITY, BEGINNING
     OF YEAR                          405,946        63,649        63,900        409,478        13,110        27,801         86,786
                                   ----------    ----------    ----------     ----------    ----------    ----------     ----------

PARTICIPANTS' EQUITY,  END
     OF YEAR                       $1,412,700    $  111,018    $  100,060     $  526,730    $   23,177    $   46,824     $  130,001
                                   ==========    ==========    ==========     ==========    ==========    ==========     ==========


             The accompanying notes to financial statements are an integral part

                                                          WARBURG        WARBURG
                                              20TH         PINCUS         PINCUS
  LIFETIME      LIFETIME      LIFETIME      CENTURY       GROWTH &     INTERNATIONAL     CASH         PARTICIPANT
  40 FUND       50 FUND       60 FUND      ULTRA FUND    INCOME FUND    EQUITY FUND     ACCOUNT          LOANS          TOTAL
-----------   ------------  ------------  -------------  -----------   -------------  ------------  --------------  ------------


$    1,501    $    1,000    $      126     $      659    $    1,408     $    1,504     $    3,359    $     --       $   20,580
    50,342        40,927         2,840         26,629        48,885         40,934         39,437          --          592,098

       582           211          --               64            72            166            141          (141)         1,340
         7            66          --                8             9             39             18          --              187

    20,448        15,229           799         11,850         7,521         20,483           --            --        1,205,160
----------    ----------    ----------     ----------    ----------     ----------     ----------    ----------     ----------

    72,880        57,433         3,765         39,210        57,895         63,126         42,955          (141)     1,819,365
----------    ----------    ----------     ----------    ----------     ----------     ----------    ----------     ----------



     4,181         5,137         6,877         12,963        20,731         21,910           --            --          271,847
       235           213           120             19            20            125           --            --            6,761
       589         1,656          --              230           244            953           --          (5,510)         1,340

----------    ----------    ----------     ----------    ----------     ----------     ----------    ----------     ----------

     5,005         7,006         6,997         13,212        20,995         22,988           --          (5,510)       279,948
----------    ----------    ----------     ----------    ----------     ----------     ----------    ----------     ----------

       459         1,103           (22)        15,657       (17,039)        (7,011)          --            --             --
----------    ----------    ----------     ----------    ----------     ----------     ----------    ----------     ----------


    68,334        51,530        (3,254)        41,655        19,861         33,127         42,955         5,369      1,539,417


   104,848        88,753        10,998         43,948        91,869         87,136           --            --        1,498,222
----------    ----------    ----------     ----------    ----------     ----------     ----------    ----------     ----------


$  173,182    $  140,283    $    7,744     $   85,603    $  111,730     $  120,263     $   42,955    $    5,369     $3,037,639
==========    ==========    ==========     ==========    ==========     ==========     ==========    ==========     ==========


of this statement.

                                   WAXMAN INDUSTRIES, INC.
                                   PROFIT SHARING AND 401(K) RETIREMENT PLAN
                                   STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                   FOR THE YEAR ENDED JUNE 30, 1995

                                            Fidelity                INVESCO
                                Fidelity    Income &    Guaranteed  Industrial Lifetime    Lifetime    Lifetime   Lifetime  Lifetime
                                Contrafund  Growth Fund CIGNA Fund  Fund       20 Fund     30 Fund     40 Fund    50 Fund   60 Fund
                                ----------  ----------- ----------  ----       -------     -------     -------    -------   -------
INCREASES:
   Contributions-
      Waxman Industries, Inc.       9,328      11,463     53,741      2,566      6,240      15,784      14,995      9,866      1,296
      Participants                 25,386      35,581    137,052      5,794     15,760      41,272      35,821     35,699      4,209
      Transfer from previous
         trustee                   20,068      15,721    218,817      3,506      3,979      23,996      48,075     37,769      4,825
   Investment Income-
      Dividend income                --          --         --         --         --          --          --         --         --
      Interest income                --          --         --         --         --          --          --         --         --
   Realized appreciation
      of investments                 --          --         --         --         --          --          --         --         --
   Market value changes of
      investments                   9,144       2,932     10,944      1,173      2,216       6,940       8,119      6,909        668

                                ---------   ---------  ---------  ---------  ---------   ---------   ---------  ---------  ---------
         Total increases           63,926      65,697    420,554     13,039     28,195      87,992     107,010     90,243     10,998
                                ---------   ---------  ---------  ---------  ---------   ---------   ---------  ---------  ---------

DECREASES:
   Distributions to former
     participants                     322       1,177     14,190       --          347       1,025       1,838      1,410       --
   Transfer to new trustee           --          --         --         --         --          --          --         --         --
   Transaction costs                 --          --        1,061       --           47         200         160         80       --
   Market value changes of
      investments                    --          --         --         --         --          --          --         --         --
   Realized depreciation
     of investments                  --          --         --         --         --          --          --         --         --

                                ---------   ---------  ---------  ---------  ---------   ---------   ---------  ---------  ---------
         Total decreases              322       1,177     15,251       --          394       1,225       1,998      1,490          0
                                ---------   ---------  ---------  ---------  ---------   ---------   ---------  ---------  ---------

TRANSFERS BETWEEN FUNDS                45        (620)     4,175         71       --            19        (164)      --         --
                                ---------   ---------  ---------  ---------  ---------   ---------   ---------  ---------  ---------


NET INCREASE (DECREASE)            63,649      63,900    409,478     13,110     27,801      86,786     104,848     88,753     10,998

PARTICIPANTS' EQUITY, beginning
     of year                         --          --         --         --         --          --          --         --         --
                                ---------   ---------  ---------  ---------  ---------   ---------   ---------  ---------  ---------

PARTICIPANTS' EQUITY,  end
     of year                    $  63,649   $  63,900  $ 409,478  $  13,110  $  27,801   $  86,786   $ 104,848  $  88,753  $  10,998
                                =========   =========  =========  =========  =========   =========   =========  =========  =========


The accompanying notes to financial statements are an integral part of this statement.

              Waxman            Warburg       Warburg
20th          Industries, Inc.  Pincus        Pincus                       Waxman         Fixed           Money
Century       Common Stock      Growth &      International Diversified    Industries     Income          Market
Ultra Fund    Fund              Income Fund   Equity Fund   Fund           Fund           Fund            Fund            TOTAL
----------    ----              -----------   -----------   ----           ----           ----            ----            -----


     6,127         8,973         12,771         15,506     $     --       $     --       $     --       $     --       $  168,656
    17,117        18,639         36,030         41,841         15,069          2,361          6,444         18,147        492,222

    13,227       581,748         39,260         37,531           --             --             --             --        1,048,522

      --            --             --             --              631           --             --             --              631
      --            --             --             --            2,578             52          1,522            165          4,317

      --            --             --             --            2,699           --             --             --            2,699

     6,648          --            5,847           --             --             --             --             --           61,540

----------    ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
    43,119       609,360         93,908         94,878         20,977          2,413          7,966         18,312      1,778,587
----------    ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------



       515         6,362            760            922         28,892         44,406          6,720            607        109,493
      --            --             --             --          191,687        634,958         99,579        122,298      1,048,522
      --           2,394           --               12           --             --             --             --            3,954

      --         194,387           --            3,488           --             --             --             --          197,875

      --            --             --             --             --           81,122           --             --           81,122

----------    ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
       515       203,143            760          4,422        220,579        760,486        106,299        122,905      1,440,966
----------    ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------

     1,344          (271)        (1,279)        (3,320)          --             --             --             --             --
----------    ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------


    43,948       405,946         91,869         87,136       (199,602)      (758,073)       (98,333)      (104,593)       337,621


      --            --             --             --          199,602        758,073         98,333        104,593      1,160,601
----------    ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------


$   43,948    $  405,946     $   91,869     $   87,136     $     --       $     --       $     --       $     --       $1,498,222
==========    ==========     ==========     ==========     ==========     ==========     ==========     ==========     ==========

                             WAXMAN INDUSTRIES, INC.
                             -----------------------

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN
                    -----------------------------------------

                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                  --------------------------------------------

                        FOR THE YEAR ENDED JUNE 30, 1994
                        --------------------------------




                                    ------------------------------------------------------------------------
                                                      Waxman         Fixed         Money
                                    Diversified     Industries       Income        Market
                                        Fund           Fund           Fund          Fund            Total
                                    -----------   ------------    -----------    -----------    ------------

INCREASES:
  Contributions-
    Waxman Industries, Inc.        $      --      $    55,000     $      --      $      --      $    55,000
    Participants                        42,908         15,291          33,442         20,844        112,485
  Investment Income-
    Dividend income                      1,625           --              --             --            1,625
    Interest income                      4,912            108           4,302          2,935         12,257
  Gain (loss) on sale of
    investments                            241         (8,950)             29           --           (8,680)
                                   -----------    -----------     -----------    -----------    -----------

     Total increases                    49,686         61,449          37,773         23,779        172,687
                                   -----------    -----------     -----------    -----------    -----------


DECREASES:
  Distributions to former
    participants                        21,688         36,251           6,561          3,933         68,433
  Unrealized depreciation
    of investments                       6,868        368,735           5,680           --          381,283
                                   -----------    -----------     -----------    -----------    -----------

     Total decreases                    28,556        404,986          12,241          3,933        449,716
                                   -----------    -----------     -----------    -----------    -----------

NET INCREASE (DECREASE)                 21,130       (343,537)         25,532         19,846       (277,029)

PARTICIPANTS' EQUITY, beginning
  of year                              178,472      1,101,610          72,801         84,747      1,437,630
                                   -----------    -----------     -----------    -----------    -----------

PARTICIPANTS' EQUITY, end
  of year                          $   199,602    $   758,073     $    98,333    $   104,593    $ 1,160,601
                                   ===========    ===========     ===========    ===========    ===========





The accompanying notes to financial statements are an integral part of this statement.

                                               WAXMAN INDUSTRIES, INC.
                                               -----------------------

                                      PROFIT SHARING AND 401(K) RETIREMENT PLAN
                                      -----------------------------------------

                                            NOTES TO FINANCIAL STATEMENTS
                                            -----------------------------

                                            JUNE 30, 1996, 1995 AND 1994
                                            ----------------------------



1.  SUMMARY OF PLAN:
    ---------------

The following description of the Waxman Industries, Inc. (the Company) Profit Sharing and 401(K) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

General
-------

The Plan is a defined-contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Trustee
-------

Effective October 1, 1994, the trustee, recordkeeper, disbursement agent and investor of the Plan was changed from National City Bank to Connecticut General Life Insurance Company (CIGNA). Plan assets were transferred to CIGNA on October 3, 1994. The Plan's trustee maintains all records of investment transactions and determines the valuation of the investment portfolio.

Eligibility
-----------

Certain employees of the Company are eligible to participate in the Plan provided they are at least 21 years of age and have completed one year of service with the Company, as defined in the plan agreement.

Participant and Employer Contributions
--------------------------------------

Participants may defer up to 15% of their pretax compensation by making contributions to the Plan, subject to certain limitations. Also, participants may direct the investment of their post September 1994 contributions to thirteen investment options. Participants have the option to transfer cumulative balances, except those relating to prior Company contributions, between investment options.

Effective October 1, 1994, the Company may make discretionary matching contributions to the Plan of $.50 per every $1.00 contributed by the participant with the maximum Company match being 4% of the participants' compensation. The amount of Company contributions made to the Plan is limited by the Code and is determined at the discretion of the Board of Directors of the Company. Participants may direct the investment of the Company's year-end contributions. Company contributions are allocated to the accounts of eligible participants on a monthly basis, as established in Section 4.2 of the Plan.

Investment Options
------------------

Investment options as of June 30, 1996 and 1995 include the following:

Fidelity Contrafund
-------------------

     The Fidelity Contrafund is invested primarily in common stock and securities convertible into common stocks of both domestic and foreign companies.

Fidelity Income & Growth Fund
-----------------------------

     Fidelity Income & Growth Fund is invested in a diversified portfolio of equity and fixed-income securities.

Guaranteed CIGNA Fund
---------------------

     Guaranteed CIGNA Fund is invested primarily in commercial mortgages and private bond placements. This fund has a full guarantee by CIGNA against loss of principal and credited interest. This interest rate is periodically reviewed and revised to reflect current investment conditions.

INVESCO Industrial Fund
-----------------------

     INVESCO Industrial Fund is invested primarily in dividend-paying common stocks of domestic industrial companies. It may also invest in fixed-income securities.

Lifetime 20, 30, 40, 50, & 60 Funds ("CIGNA LIFETIME FUNDS")
------------------------------------------------------------

     The "CIGNA LIFETIME FUNDS" are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund primarily is invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

20th Century Ultra Fund
-----------------------

     20th Century Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

Waxman Industries, Inc. Common Stock
------------------------------------

     The Waxman Industries, Inc. Common Stock is invested only in common stock of the Company.

Warburg Pincus Growth & Income Fund
-----------------------------------

     Warburg Pincus Growth & Income Fund is invested primarily in common stocks and securities which derive their value from common stocks.

Warburg Pincus International Equity Fund
----------------------------------------

     Warburg Pincus International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based.

Investment options as of June 30, 1994 included the following:

Diversified Fund
----------------

     The Diversified Fund was invested in securities, bonds, obligations, notes, debentures, mortgages, or other tangible or intangible property or interests in property, either real or personal. No part of such fund was invested in capital stock of the Company.

Waxman Industries Fund
----------------------

     The Waxman Industries Fund was invested only in common stock of the Company. This fund option is still available under the current Plan investment options.

Fixed Income Fund
-----------------

     The Fixed Income Fund was invested in high-quality bonds with heavy emphasis on U.S. Government securities. The maturity of these securities usually ranged from five to twelve years.

Money Market Fund
-----------------

     The Money Market Fund was invested in short-term securities (generally under 90-day maturities) such as certificates of deposit, repurchase agreements and treasury bills, which preserve capital. Earnings on this fund followed standard money market interest rate patterns.

The Plan provides for the establishment and maintenance of several accounts for each participant which represent, in total, the participants' equity in the net assets of the Plan. The individual participants' accounts shall distinguish funds attributable to participant deferral contributions and Company contributions. Participants are immediately vested in the value of their contributions. Participants are vested in Company contributions ratably over five years of service and fully vest after five years of service.

Realized and unrealized appreciation (depreciation) and market value changes of investments and investment income of the Plan are allocated on a pro-rata basis to the accounts of participants on a daily basis.

Distributions to terminated participants generally commence at age 60 or earlier in cases of death or disability. The form of payment is designated by the participant. Earlier distributions of vested benefits may be made for participants who leave the Company prior to retirement if approved by the plan administrator. Under certain conditions, as indicated in Section 9.1 of the plan agreement, the plan administrator may permit participants to withdraw a portion of their Company contribution and/or participant deferral contribution.

Participant Loans
-----------------

Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund (to) the Participant Loans fund. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates are at prime plus one percent. Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination
----------------

The Plan is administered by the Company acting through its Board of Directors. Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at its discretion, subject to applicable Internal Revenue Service and ERISA regulations. The rights of all participants to benefits accrued prior to any such termination are nonforfeitable.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    ------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

Contributions
-------------

Contributions due from the Company are accrued as of the end of the fiscal year. There was no employee or employer contribution accrual as of June 30, 1996.

Administrative Expenses
-----------------------

Fees of the Trustee, legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various transactions are paid directly by the Plan and are reflected in the accompanying statement of changes in participants' equity for the periods presented.

Investments
-----------

The accompanying statements of participants' equity reflect investments at their fair market values as of June 30, 1996 and 1995. The Plan's trustee maintains all records of investment transactions and determines the valuation of the investment portfolio. Information with respect to: (1) investments held and their market values as presented in the statements of participants' equity and (2) unrealized appreciation and depreciation as presented in the statements of changes in participants' equity has been certified by the Plan's trustee as being complete and accurate.

The records of the Plan's trustee (CIGNA) are based solely on market value. Accordingly, no historical cost basis information is available and is not disclosed in the schedules of assets held for investment purposes (Schedule I) and reportable transactions (Schedule II).

3.  AMOUNTS DUE TO TERMINATED PARTICIPANTS:
    --------------------------------------

Participants' equity includes $21,632 of amounts due to terminated participants at June 30, 1996. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of participants' equity in accordance with generally accepted accounting principles.

The following table reconciles participants' equity per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended June 30, 1996:

                    Benefits                         Participants'    Participants'
                    Payable to        Benefits       Equity           Equity
                    Participants      Paid           June 30, 1996    June 30, 1995
                    ------------      --------       -------------    -------------


Per financial
  statements        $      --       $   271,847      $ 3,037,639      $ 1.498,222
Accrued benefit
  payments               21,632          21,632          (21,632)            --
Prior year
  reversal                 --           (40,109)            --            (40,109)
                    -----------     -----------      -----------      -----------

Per Form 5500       $    21,632     $   253,370      $ 3,016,007      $ 1,458,113
                    ===========     ===========      ===========      ===========

4.  FEDERAL INCOME TAXES:
    --------------------

The Plan obtained its latest determination letter on November 21, 1996, in which the Internal Revenue Service stated that the Plan, as amended and restated was in compliance with the applicable requirements of the Code.

The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax exempt as of June 30, 1996. Accordingly, income taxes have not been provided in the accompanying financial statements. Annually, informational returns are prepared and filed with the Internal Revenue Service.

5.  PARTY-IN-INTEREST TRANSACTIONS:
    ------------------------------

There were no prohibited transactions with a party in interest, as defined by ERISA.

6.  REPORTABLE TRANSACTIONS:
    -----------------------

Schedule II summarizes the Plan's reportable transactions for the year ended June 30, 1996. As defined, a reportable transaction is a transaction or accumulation of transactions in one security in amounts in excess of 5% of the fair value of the Plan's assets at the beginning of the plan year.

                                                                      SCHEDULE I

                             WAXMAN INDUSTRIES, INC.
                             -----------------------
                    PROFIT SHARING AND 401(K) RETIREMENT PLAN
                    -----------------------------------------
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------
                                  JUNE 30, 1996
                                  -------------
                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894
                   ------------------------------- ----------
                                PLAN NUMBER: 001
                                -----------------

                                                         MARKET VALUE (a)
                                                         ------------

313,933 Shares of Waxman Industries, Inc.
   Common Stock                                          $1,412,700

2,534 Units of Fidelity Contrafund                          111,018

4,896 Units of Fidelity Income
   & Growth Fund                                            100,060

18,642 Units of Guaranteed CIGNA
   Fund                                                     526,730

1,509 Units of INVESCO Industrial Fund                       23,177

3,464 Units of Lifetime 20 Fund                              46,824

9,756 Units of Lifetime 30 Fund                             130,001

13,389 Units of Lifetime 40 Fund                            173,182

11,027 Units of Lifetime 50 Fund                            140,283

650 Units of Lifetime 60 Fund                                 7,744

2,843 Units of 20th Century Ultra
   Fund                                                      85,603

6,755 Units of Warburg Pincus
   Growth & Income Fund                                     111,730

5,244 Units of Warburg Pincus International
   Equity Fund                                              120,263

Cash Account                                                 42,955

Participant Loans                                             5,369
                                                         ----------

                                                         $3,037,639
                                                         ==========

(a) The Plan has requested historical cost information related to the above investments, however, this information has not been provided because of the nature of the trustee's recordkeeping system.



The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II

                             WAXMAN INDUSTRIES, INC.
                             -----------------------

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN
                    -----------------------------------------

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------

                        FOR THE YEAR ENDED JUNE 30, 1996
                        --------------------------------

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894
                   -------------------------------------------

                                PLAN NUMBER: 001
                                -----------------



                                                     PURCHASE    SELLING        HISTORIC       GAIN/
                                                     PRICE       PRICE          COST           (LOSS)
                                                     --------    -------        ---------     -------

Purchases -
  Guaranteed CIGNA
    Fund                                             $181,266        -           $181,266      $   -
  Lifetime 30 Fund                                     59,306        -             59,306          -
  Warburg Pincus Growth & Income Fund                  56,444        -             56,444          -
  Warburg Pincus International
    Equity Fund                                        54,378        -             54,378          -
  Waxman Industries, Inc. Common
    Stock                                              28,690        -             28,690          -


Sales -
  Guaranteed CIGNA Fund                              $      -     $90,491           (a)        $  (a)
  Lifetime 30 Fund                                          -      27,255           (a)           (a)
  Warburg Pincus Growth & Income Fund                       -      38,246           (a)           (a)
  Warburg Pincus International
    Equity Fund                                             -      35,146           (a)           (a)
  Waxman Industries, Inc. Common
    Stock                                                   -      76,433           (a)           (a)

(a) The Plan has requested historical cost information related to the above investments, however, this information has not been provided because of the nature of the trustee's recordkeeping system.

The accompanying notes to financial statements are an integral part of this schedule.

                            [ARTHUR ANDERSEN LOGO]


                                                                     Exhibit 23

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Company's previously filed Form S-8 Registration Statement No. 33-57477.

/s/ Arthur Andersen LLP.

Cleveland, Ohio
December 20, 1996.